SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
(Amendment No.  )

Aspyra, Inc.
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

04538V104
(CUSIP Number)

Jay Weil, Esq.
27 Viewpoint Road
Wayne, New Jersey 07470
Tel. No. (973) 633-5072
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 22, 2005
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box . ☐

Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.
(Continued on the following pages)

(Page 1 of 9 Pages)

CUSIP No. 04538V104	13D	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Partners II, LLC 20-3022769
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,086,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.52%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04538V104	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Tebo Capital, LLC 020579912
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Kansas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,086,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,086,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,086,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.52%
14	TYPE OF REPORTING PERSON* OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04538V104	13D	Page 4 of 9 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Todd A. Tumbleson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,500
	8	SHARED VOTING POWER 1,101,000
	9	SOLE DISPOSITIVE POWER 22,500
	10	SHARED DISPOSITIVE POWER 1,101,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,123,500
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.95%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

(a) This Statement on Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of Aspyra, Inc., a California corporation (the "Company").

(b) The principal executive offices of the Company are located at 26115-A Mureau Road, Calabasas, California 91302.

Item 2. Identity and Background.

(a) This Statement on Schedule 13D is being jointly filed by Tebo Partners II, LLC, a Kansas limited liability company (“Tebo Partners”), Tebo Capital, LLC, a Kansas limited liability company (“Tebo Capital”), and Todd A. Tumbleson (“Tumbleson” and collectively with Tebo Partners and Tebo Capital, the "Reporting Persons").

(b) The business address of each of the Reporting Persons is 12516 Alhambra Street, Leawood, Kansas 66209.

(c) Tebo Partners directly owns 1,086,000 of the shares of Common Stock reported as beneficially owned herein. Tebo Capital is the sole manager of Tebo Partners. Todd Tumbleson is the sole member of Tebo Capital. By virtue of their control over the investment and disposition decisions of Tebo Partners, Tebo Capital and Tumbleson may be deemed to beneficially own all of the securities directly owned by Tebo Partners. In addition, Tumbleson owns jointly with his wife, an additional 15,000 shares of Common Stock of the Company and an IRA for the benefit of Tumbleson owns an additional 22,500 shares of Common Stock of the Company.

(d)-(e) During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has any of the Reporting Persons been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f) Tumbleson is a citizen of the United States of America. Each of Tebo Partners and Tebo Capital is a Kansas limited liability company.

Item 3. Source and Amount of Funds or Other Consideration.

 905,000 shares of Common Stock and immediately exerciseable warrants to purchase an additional 181,000 shares of Common Stock at $3.00 per share were acquired by the Reporting Persons in a private purchase placement on November 22, 2005 from the Company for an aggregate purchase price of $1,810,000. All of the funds used by Tebo Partners to make the purchase were obtained from equity investments made in Tebo Partners by its members. Tumbleson acquired the 15,000 shares owned by him jointly with his wife with $26,600 in personal funds in June 2005 and the IRA for the benefit of Tumbleson acquired the 22,500 shares owned by it in June and July 2005 for an aggregate of $38,850 in personal funds.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the all of the shares of Common Stock reported herein as beneficially owned by them for investment purposes only.

Except as set forth herein, no Reporting Person has any plans or proposals which would relate to or result in:

(a)	The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Company;

(f)	Any other material change in the Company's business or corporate structure;

(g)	Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

Each of the Reporting Persons reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by such Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Tebo Partners and Tebo Capital may be deemed to beneficially own 1,086,000 shares of the Common Stock representing approximately 12.52% percentage of the Company's outstanding Common Stock and Tumbleson may be deemed to beneficially own 1,123,500 shares of the Common Stock representing approximately 12.95% percentage of the Company's outstanding Common Stock.

(b) Each of the above Reporting Persons shares the power to vote or to direct the vote of, and the power to dispose or direct the disposition of all of the shares reported as beneficially owned by such Reporting Person

(c) Except as set forth herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None

Item 7. Material to be Filed as Exhibits.

1.	Joint Filing Agreement among the Reporting Persons, dated December 5, 2005.*

   *Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 5, 2005	By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By:	Tebo Capital, LLC, Manager

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson,
Member

TEBO CAPITAL, LLC

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson,
Member

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Aspyra, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 5th day of December, 2005.

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson

TEBO PARTNERS II, LLC

By:	Tebo Capital, LLC, Manager

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson,
Member

TEBO CAPITAL, LLC

By:	/s/ Todd A. Tumbleson
Todd A. Tumbleson,
Member